                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)
--------------------------------------------------------------------------------

          #302, 1132 HAMILTON STREET, VANCOUVER, B.C., CANADA, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     [ X ]             Form 40-F     [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [___]             No     [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

                   NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS


TAKE NOTICE that the 2001 Annual General Meeting of the Members of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") will be held at #302, 1132 Hamilton Street, Vancouver, British Columbia, on:
                               22nd February 2001

at the hour of 2:00 o'clock in the afternoon (Vancouver time) for the following purposes:

1.    to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended 31st August 2000 and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.    to determine the number of directors and to elect directors;

5. to pass a resolution authorizing the directors to arrange from time to time additional arm's length private placements, in accordance with The Toronto Stock Exchange guidelines, not to exceed the current number of issued and outstanding shares in the aggregate of the Company and not materially affecting control of the Company.

6.    to pass a resolution amending the Company's Amended Share Option Plan.

7.    to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia, this 1st day of January, 2001.

                       BY ORDER OF THE BOARD OF DIRECTORS
                                "Timothy Gamble"
                                    President



                       PEACE ARCH ENTERTAINMENT GROUP INC.
        3rd Floor, 1132 Hamilton Street, Vancouver, B.C., Canada V6B 2S2
                     Tel: (604) 681.9308 Fax: (604) 681-3299
                                www.peacearch.net

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                         3rd Floor, 1132 Hamilton Street
                         Vancouver, B.C., Canada V6B 2S2
                            Telephone: (604) 681-9308

                              INFORMATION CIRCULAR

                        AS AT AND DATED 1ST JANUARY 2001

This Information Circular accompanies the Notice of the 2001 Annual General Meeting of Members of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                              PERSONS OR COMPANIES
                             MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                                VOTING SHARES AND
                            PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Class A Multiple Voting Shares without par value, 100,000,000 Class B Subordinate Voting Shares without par value and 25,000,000 preference shares without par value. There are issued and outstanding 1,349,757 Class A Multiple Voting Shares and 2,472,989 Class B Subordinate Voting Shares and no preference shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and, on a poll, every member present in person or represented by proxy or other proper authority and entitled to vote shall have ten votes for each Class A Multiple Voting Share and one (1) vote for each Class B Subordinate Voting Share of which such member is the registered holder. Presence in person or by proxy of 33 1/3% of the Company's shares issued and outstanding on the record date is required for a quorum.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

                                       2

=============================== ============================ ============================ ============================
                                                                NUMBER OF SECURITIES          PERCENTAGE OF CLASS
                                                             ---------------------------- ----------------------------
NAME                                 TYPE OF OWNERSHIP         CLASS A        CLASS B        CLASS A       CLASS B
------------------------------- ---------------------------- ------------- -------------- -------------- -------------
Working Opportunity Fund                  Direct               160,000        160,000         11.9%          6.5%
(EVCC) Ltd.
=============================== ============================ ============= ============== ============== =============

The directors have determined that all members of record as of the 16th day of January, 2001 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS.

                              ELECTION OF DIRECTORS

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY THE SHARES REPRESENTED BY PROXY WILL BE VOTED FOR THE NOMINEES HEREIN LISTED.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at seven (7) for the ensuing year subject to such increases as may be permitted by the Articles of the Company. The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

============================================================================================================================
                                              NO. OF SHARES BENEFICIALLY OWNED,
                                              DIRECTLY OR INDIRECTLY, OR OVER
                                              WHICH CONTROL OR DIRECTION IS
                                              EXERCISED AT THE DATE OF THIS          PRINCIPAL OCCUPATION AND IF NOT AT
                                              INFORMATION CIRCULAR                   PRESENT AN ELECTED DIRECTOR,
NAME AND                        DIRECTOR      -------------------------------------- OCCUPATION DURING THE PAST FIVE (5)
PRESENT OFFICE HELD             SINCE         CLASS A SHARES      CLASS B SHARES     YEARS
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
TIMOTHY GAMBLE                  October 22,   63,099 Shares[1]    63,099 Shares[1]   President of Peace Arch Entertainment
                                1986                                                 Group Inc.
President
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
STEPHEN CHEIKES                 January 20,   36,500 Shares[2]    64,600 Shares[2]   Co-Chairman and CEO of Monarch
                                1998                                                 Entertainment Inc., a film production
Compensation Committee Member                                                        service finance company
============================================================================================================================

                                       3

============================================================================================================================
JOHN DEREK DOUGLAS[4]           September     Nil                 Nil                Senior Vice President of GrowthWorks
                                14, 2000                                             Capital Ltd. since September 1998.
Audit Committee Member
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
       JULIET JONES
                                Nominee       9,981               7,410              Chief Financial Officer of Peace Arch
Chief Financial Officer                                                              Entertainment Group since November
                                                                                     1995.
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
       VINCENT LUM[4]
                                November      Nil                 Nil                Managing Director of Royal Bank
Audit, Compensation and         19, 1998                                             Capital Partners since 2000.
Corporate Governance
Committees Member
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
DONALD STEELE[5]
                                September     Nil                 Nil                President   of   Mercantile    Bancorp
Audit, Compensation and         14, 2000                                             Limited     since     January    1998.
Corporate Governance                                                                 President    of    B.C.     Mercantile
Committees Member                                                                    Corporation  since  1994  (predecessor
                                                                                     of  and   currently   a   100%   owned
                                                                                     subsidiary of Mercantile Bancorp).
------------------------------- ------------- ------------------- ------------------ ---------------------------------------
W.D. CAMERON WHITE              February      61,376 Shares[3]    63,376 Shares[3]   Chief Executive Officer of Peace Arch
                                12, 1993                                             Entertainment Group Inc.
Chief Executive Officer and
Corporate Governance
Committee Member
============================================================================================================================

[1] 35,000 Class A Shares and 35,000 Class B Shares are registered in the name of Plantation Capital Corp., a corporation controlled by Mr. Gamble.

[2] 35,900 Class A Shares and 64,000 Class B Shares are registered in the name of The Storyteller Group Enterprises, a corporation controlled by Mr. Cheikes.

[3] 35,000 Class A Shares and 35,000 Class B Shares are registered in the name of W.D. Cameron White Law Corporation, a corporation controlled by Mr. White.

[4] Pursuant to a Shareholders' Agreement dated 27th May 1998, between, inter alia, the Company and Working Opportunities Fund (EVCC) Ltd. ("WOF") and Royal Bank Capital Partners ("RBCP") WOF and RBCP each have the right to nominate a Director (Messrs. Douglas and Lum, respectively) to the Company's Board of Directors, as long as WOF continues to hold at least 52,800 Class A and Class B Shares and RBCP holds Shares equal to at least 35,200 Class A and Class B Shares of the Company.

[5] Pursuant to a Loan Agreement dated 16th August 2000, between, inter alia, the Company and BCMC Capital Limited Partnership and Business Development Bank of Canada ("BDBC"), the Lenders (as that term is defined in the Loan Agreement) are entitled to appoint a nominee to the Company's Board of Directors, to serve as a director until the Maturity Date (as that term is defined in the Loan Agreement) or until the Loan is repaid in full and BDBC is entitled to have an observer present at meetings of directors.

All of the nominees are residents of Canada. The Company has audit, corporate governance and compensation committees, the members of which are set out above.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act (British Columbia) at Vancouver, B.C. on 15th December 2000.

                             EXECUTIVE COMPENSATION
                         (FORM 41, B.C. SECURITIES ACT)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means the CEO regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more and any individuals whose total salary and bonus during the most recently completed financial year exceeded $100,000 whether or not they were an executive officer at the end of such financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at 31st August 2000 in respect of the Named Executive Officers. At the end of the most recently completed financial year, the Company had three Named Executive Officers, Cameron White, the Company's CEO, Timothy Gamble, the Company's President and Juliet Jones, the Company's CFO There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended 31st August 2000.

SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                                                     ------------------- --------------
                                                                          AWARDS            PAYOUTS
                           ----------- ----------- ----------------- ------------------- --------------
    NAME AND                                         OTHER ANNUAL    SECURITIES UNDER        LTIP          ALL OTHER
    PRINCIPAL       YEAR     SALARY      BONUS      COMPENSATION      OPTION GRANTED        PAYOUTS       COMPENSATION
    POSITION        [1]       ($)         ($)            ($)                (#)               ($)             ($)
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
WD Cameron          2000    $200,000      Nil            Nil             25,000[5]            Nil             Nil
White, CEO         ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    1999    $165,000      Nil         $35,000[2]            Nil            $100,000           Nil
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    1998    $ 90,000      Nil         $60,000[2]          7,000[4]            Nil             Nil
                                                                          7,000[5]
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Timothy Gamble,     2000    $200,000      Nil            Nil             25,000[5]            Nil             Nil
President          ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    1999    $165,000      Nil         $35,000[3]            Nil            $100,000           Nil
                   ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    1998    $ 90,000      Nil         $60,000[3]          7,000[4]            Nil             Nil
                                                                          7,000[5]
------------------ ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Juliet Jones        2000    $120,000      Nil            Nil             25,000[5]            Nil             Nil
Chief              ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
Financial           1999    $120,000      Nil            Nil                Nil             $60,000           Nil
Officer            ------- ----------- ----------- ----------------- ------------------- -------------- -----------------
                    1998    $ 80,000      Nil            Nil              5,000[4]            Nil             Nil
                                                                          5,000[5]
-------------------------------------------------------------------------------------------------------------------------

[1]   Ended 31st August.

[2] A company controlled by Mr. White received fees of $35,000 in 1999 and $60,000 in 1998 from the Company.

[3] A company controlled by Mr. Gamble received fees of $35,000 in 1999 and $60,000 in 1998.

[4]   Class A Shares.

[5]   Class B Shares.

                           LONG TERM INCENTIVE PLANS -
                AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

-------------------------------------------------------------------------------------------------------------------------
                                                                                 ESTIMATED FUTURE PAYOUTS UNDER
                                                                                NON-SECURITIES-PRICE-BASED PLANS
                            SECURITIES UNITS      PERFORMANCE OR OTHER    -----------------------------------------------
                           OR OTHER RIGHTS (#)   PERIOD UNIT MATURATION     THRESHHOLD        TARGET         MAXIMUM
          NAME                                         OR PAYOUT             ($ OR #)        ($ OR #)        ($ OR #)
-------------------------- -------------------- ------------------------- --------------- --------------- ---------------
W.D. Cameron White                 N/A              August 31, 2000            N/A              N/A            N/A
-------------------------- -------------------- ------------------------- --------------- --------------- ---------------

Timothy Gamble                     N/A              August 31, 2000            N/A              N/A            N/A
-------------------------- -------------------- ------------------------- --------------- --------------- ---------------

Juliet Jones                       N/A              August 31, 2000            N/A              N/A            N/A
-------------------------------------------------------------------------------------------------------------------------

Each of Messrs. White, Gamble and Ms. Jones (the "Employee") are entitled to receive a Performance Bonus of up to 50% of their base salaries each year. The actual entitlement shall be based on the share price performance of the Company's shares and shall be calculated as a percentage of the maximum entitlement. The percentage increase or decrease of the Company's shares during the year shall be compared to the share price performance of a peer group of companies (the "Peer Group"). The composition of the Peer Group shall be determined by the Compensation Committee of the Company and the Employee at the beginning of each fiscal year.

If the price performance of the Company's shares ranks in the top quartile of the Peer Group, the Employee will earn the maximum Performance Bonus. If the price performance of the Company's shares ranks in the second quartile, the Employee will earn 50% of the maximum Performance Bonus. If the price performance of the Company's shares ranks in the lower half of the Peer Group, the Employee will not be entitled to the Performance Bonus. Price performance will be calculated based on a 10 day trading average taken during the last five and the first five trading days of each fiscal year.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, options to purchase an aggregate of 75,000 Class B shares were granted to the Named Executive Officers as follows:

=============================== =================== ================ ============ ==================== ================
                                                    % OF TOTAL                    MARKET VALUE OF
                                SECURITIES          OPTIONS          EXERCISE     SECURITIES
                                UNDER               GRANTED TO       OR BASE      UNDERLYING
NAME OF NAMED                   OPTIONS             EMPLOYEES IN     PRICE        OPTIONS ON DATE OF   EXPIRATION
EXECUTIVE                       GRANTED (#)         FISCAL YEAR      ($/SHARE)    GRANT ($/SHARE)      DATE
------------------------------- ------------------- ---------------- ------------ -------------------- ----------------
Cameron White, CEO              25,000 Class B           11.5%       $5.50        $5.50/Share          Jan. 13, 2003
------------------------------- ------------------- ---------------- ------------ -------------------- ----------------

Timothy Gamble, President       25,000 Class B           11.5%       $5.50        $5.50/Share          Jan. 13, 2003
------------------------------- ------------------- ---------------- ------------ -------------------- ----------------

Juliet Jones, CFO               25,000 Class B           11.5%       $5.50        $5.50/Share          Jan. 13, 2003
=============================== =================== ================ ============ ==================== ================

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

During the most recently completed financial year, there were no options exercised by the Named Executive Officers.

                                       6

======================= ============= ============= ===================================== ===========================
                                                    UNEXERCISED OPTIONS AT FISCAL         VALUE OF UNEXERCISED IN
                        SECURITIES    AGGREGATE     YEAR END EXERCISABLE/                 THE MONEY OPTIONS AT
                        ACQUIRED ON   VALUE         UNEXERCISABLE (#)                     FISCAL YEAR END
NAME OF NAMED           EXERCISE      REALIZED      ------------------------------------- EXERCISABLE/
EXECUTIVE OFFICERS      (#)           ($)           CLASS A SHARES     CLASS B SHARES     UNEXERCISABLE ($)
----------------------- ------------- ------------- ------------------ ------------------ ---------------------------
Cameron White           Nil           N/A           23,025/0           48,025/0           Nil/Nil
----------------------- ------------- ------------- ------------------ ------------------ ---------------------------

Timothy Gamble          Nil           N/A           23,250/0           48,250/0           Nil/Nil
----------------------- ------------- ------------- ------------------ ------------------ ---------------------------

Juliet Jones            Nil           N/A           13,800/0           38,800/0           Nil/Nil
======================= ============= ============= ================== ================== ===========================

Except for the Company's Amended Share Option Plan and Compensation (Performance Bonus) Plan, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

During the most recently completed financial year, the Company's Compensation Committee was comprised of Vincent Lum, Stephen Cheikes and Yad Garcha. Subsequent to the year end, Donald Steele replaced Yad Garcha on the Company's Compensation Committee. None of the current or former members of the Compensation Committee are or were officers or employees of the Company.

                        REPORT ON EXECUTIVE COMPENSATION

It is the responsibility of the Compensation Committee to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.

Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 2000 and prior fiscal years has historically been salary based, with bonuses and other incentives for senior officers where suitable. Salaries, including that for the CEO, are determined considering experience, industry expertise and level of responsibility in relation to other similar companies and/or competitors.

Stock options have also been granted to the executive officers. The Company has a share option plan (the "Plan") in place to assist executive officers and certain others to participate in the growth and development of the Company. The Plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The Plan is used to provide share purchase options which are granted in consideration of the level of responsibility of the executive officer as well as their impact and/or contribution on the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Compensation Committee takes into account the number of options previously granted to such executive officer, if any, and the exercise price of such option in order to ensure that the grants are in accordance with the policies of the Toronto and American Stock Exchanges, and to closely align the interests of the executive officers with the interests of shareholders.

NAMED EXECUTIVE OFFICERS

The salary of the Named Executive Officers was determined by the Compensation Committee and approved by the Board of Directors on the basis of the value of the benefit derived by the Company from the input and presence of the Named Executive Officers. In addition, the Named Executive Officers received stock options determined on the same basis as grants of stock options to the executive officers.

Presented by the Compensation Committee: Stephen Cheikes, Vincent Lum and Donald Steele.

PERFORMANCE GRAPH

On July 19, 1999, the Company's Class A Multiple Voting Shares and Class B Subordinate Voting Shares commenced trading on The Toronto Stock Exchange. The following graph compares the yearly percentage change in the cumulative total shareholder return on an investment of $100 in Class A Multiple Voting Shares of the Company and an investment of $100 in Class B Subordinate Voting Shares of the Company made on July 19, 1999 to and including August 31, 2000 with the cumulative total shareholder return of The Toronto Stock Exchange TSE 300 Composite Index during that period.

                         TOTAL RETURN ON $100 INVESTMENT
              FOR THE PERIOD FROM JULY 19, 1999 TO AUGUST 31, 2000:


                                                          TSE 300
                           CLASS A         CLASS B       COMPOSITE
                           SHARES          SHARES          INDEX
                           -------         -------       ---------
                7/19/99    $100.00         $100.00         $100.00
                8/31/99    $ 66.67         $ 65.24         $ 95.81
                8/31/00    $ 44.29         $ 44.29         $154.59


TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as noted below under "Employment Agreements", the Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

EMPLOYMENT AGREEMENTS

Each of Timothy Gamble, W.D. Cameron White and Juliet Jones entered into an employment agreement with the Company on 1st September 1997, which agreements were subsequently amended on 1st April 1999 and 16th August 2000. The agreements with Messrs. Gamble and White provide for a base salary of $200,000 per year and the agreement with Ms. Jones provides for a base salary of $120,000 per year. All agreements are to be reviewed annually and provide for bonuses within the guidelines of the Company's compensation plan when deemed warranted by the Board of Directors.

                                       8
Under their agreements, Messrs. Gamble and White and Ms. Jones' performance bonuses are calculated by the same formula based on the trading prices of the Company's shares. The formula compares the percentage increase or decrease during the fiscal year of the trading price of the Company's shares against the percentage of a peer group of companies, determined by the Compensation Committee. If the price performance of the Company's shares exceeds specified levels compared to the peer group, the employee is eligible for an increased percentage of the bonus. The foregoing employment agreements expire on 31st August 2002 and provide that if they are terminated by the Company before expiration, the Company will be obligated to pay the annual salaries and bonuses that would be due for the remaining term of the agreement.

DIRECTORS

During the most recently completed fiscal year, the Directors of the Company were paid a yearly retainer of $5,000. As well, Directors are paid $500 for each Directors' or Committee Meeting attended in person and $300 for each Directors' or Committee Meeting attended by conference call. Chairpersons of any Directors' or Committee Meeting were paid twice that of a non-chair member. Stock options were granted pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer Directors of the Company during the last completed financial year to purchase up to 40,000 Class B Shares at a price of $5.00 (U.S.) per share on or before 2nd February 2003, none of which were exercised. No stock options were exercised by any non-Named Executive Officer Directors.

Set forth below is a list of all stock options granted by the Company pursuant to the Company's Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the SECURITIES ACT (British Columbia)) of the Company, outstanding at the date of this Information Circular.

============================== ============== =============== ============= ====================== ======================
                                    NO. OF        NO. OF        EXERCISE
                                   CLASS A       CLASS B        PRICE PER
NAME OF OPTIONEE                   SHARES        SHARES           SHARE     DATE OF GRANT          EXPIRY DATE
------------------------------ -------------- --------------- ------------- ---------------------- ----------------------
NON-NAMED EXECUTIVE
      OFFICER DIRECTORS
Stephen Cheikes                      0             7,500         $5.00 (US)   February 2, 2000       February 2, 2003
                                   5,000           5,000         $9.50        February 16, 1999      February 16, 2004
                                  10,000          10,000         $9.50        March 23, 1998         March 23, 2003

Bud Yorkin                           0            25,000         $5.00 (US)   February 2, 2000       February 2, 2003

Vincent Lum                          0             7,500         $5.00 (US)   February 2, 2000       February 2, 2003
                                   5,000           5,000         $9.50        February 16, 1999      February 16, 2004
--------------------------------------------- --------------- ------------- ---------------------- ----------------------
       OTHER INSIDERS OF THE COMPANY
Blair Reekie                         0            15,000         $5.50      January 13, 2000       January 13, 2003
                                   4,000           4,000         $9.50      March 23, 1998         March 23, 2003
                                   5,000           5,000        $13.50      October 15, 1996       October 15, 2001
============================== ============== =============== ============= ====================== ======================

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except for certain indebtedness not related to a purchase of securities of the Company that was entirely repaid prior to the date of this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. KPMG LLP have been the Company's Auditors since February 1999.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and as set out below.

In August 2000, the Company completed a $7.9 million subordinated debenture financing (the "Debentures"). The Debentures which are due in February 2002, bear interest at 18% per annum, 4% of which is deferred until the Debenture is repaid. The Debentures are subordinate to the Company's senior indebtedness. Purchasers of the Debentures receive a 5% fee as well as three year warrants to purchase Class "A" and/or Class "B" shares exercisable at $5.00 per share (the "Warrants"). Certain directors, officers, insiders and associates thereof acquired Debentures and Warrants as set out below:

------------------------------------------------- ------------------ ------------------------------------------------
                                                  AMOUNT OF                           WARRANTS
PURCHASER                                         DEBENTURE          ------------------------------------------------
                                                                     CLASS A SHARES           CLASS B SHARES
------------------------------------------------- ------------------ ------------------------ -----------------------
Timothy Gamble[4]                                 $  200,000          6,000        3,000[5]
------------------------------------------------- ------------------ ------------ ----------- ----------- -----------

W.D. Cameron White[4]                             $  150,000          4,500        2,250[5]
------------------------------------------------- ------------------ ------------ ----------- ----------- -----------

Working Opportunity Fund (EVCC) Ltd. [1]          $1,800,000[2]      27,000       13,500[5]   27,000      13,500[5]
------------------------------------------------- ------------------ ------------ ----------- ----------- -----------

BCMC Capital Limited Partnership[3]               $2,586,000         77,580       38,790[5]
------------------------------------------------- ------------------ ------------ ----------- ----------- -----------

BCMC Capital II Limited Partnership[3]            $1,414,000         42,420       21,210[5]
------------------------------------------------- ------------------ ------------ ----------- ----------- -----------

[1] Derek Douglas, a director of the Company, is an insider of Working Opportunity Fund (EVCC) Ltd., which in turn is an insider of the Company.

[2] $600,000 of this amount was used to retire a debenture previously held by Working Opportunity Fund (EVCC) Ltd. which was due 21st October 2000.

[3] Donald Steele, a director of the Company, is an insider of BCMC Capital Limited Partnership and BCMC Capital II Limited Partnership.

[4]   Director and Senior Officer of the Company.

[5] These Warrants are not exercisable unless the term of the Debentures is extended past their maturity date. If the Debentures are repaid on or before the date they are due, these Warrants will expire.

                           INTEREST OF CERTAIN PERSONS
                           IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the rules of The Toronto Stock Exchange (the "TSE"), the Company is required to disclose information relating to its system of corporate governance, with reference to the guidelines set out in the TSE Company Manual (the "Guidelines"). The Company's disclosure addressing each of the Guidelines is set out in Schedule "A" to this Information Circular.

                                 PARTICULARS OF
                            MATTERS TO BE ACTED UPON

APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to expand its activities, the Company may require further funding which would be raised under one or more private placements.

At the Meeting, shareholders will be asked to approve a resolution authorizing the Board of Directors to enter into one or more private placements in the 12 month period following the Meeting to issue additional shares to subscribers who are substantially at arm's length to the Company. Pursuant to the rules adopted by The Toronto Stock Exchange (the "TSE"), shareholder approval is required for issuance of shares by private placement of more than 25% of the number of shares which are currently outstanding (on a non-diluted basis) in any six month period. Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

It is not the intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to expand its activities. The issuance of shares pursuant to these private placements will not materially affect the control of the Company. Each such private placement will be made in accordance with applicable by-laws and rules of the TSE, which require the approval of the TSE prior to completion of each individual private placement. These rules provide that private placements be priced at the closing price on the day prior to the notice of private placement, subject to prescribed discounts as set forth below:

          MARKET PRICE                   MAXIMUM DISCOUNT THEREFROM
          $0.50 or less                             25%
         $0.51 to $2.00                             20%
           Above $2.00                              15%

As well, warrants may accompany shares issued under the private placement, where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSE Company Manual (the "Manual") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions. The Manual, however, permits this restriction to be relaxed with shareholders approval on certain terms.

Shareholders are being asked, therefore, to pass a resolution authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

1. All of the private placement financings will be carried out in accordance with the guidelines of the TSE in accordance with paragraphs 619 and 622 of the Manual.

2. Such future private placements would not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3. Any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the Meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSE unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule B attached to this Information Circular.

AMENDMENT TO SHARE OPTION PLAN

The Company has an outstanding Share Option Plan (the "Plan") which was adopted by the Company's Board of Directors on July 17, 1997 and approved by the Company's shareholders at the Company's Annual General Meeting held January 20, 1998. On May 12, 1999 the Company's Board of Directors resolved to amend the Plan (the "Amended Plan"), and such Amended Plan was approved by the Company's Shareholders at the Company's Extraordinary General Meeting held July 14, 1999. In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 196,850 Class A Multiple Voting Shares and 550,000 Class B Subordinate Voting Shares. Options to purchase 5,900 Class A Multiple Voting Shares and 42,300 Class B Subordinate Voting Shares have already been exercised and options to purchase 75,000 Class A Multiple Voting Shares have been cancelled. At the date of this Information Circular, options to purchase up to 115,950 Class A Multiple Voting Shares and 468,870 Class B Subordinate Voting Shares are outstanding. The Amended Plan further provides that any options granted after 14th July 1999 may only be exercisable into Class B Subordinate Voting Shares.

The purpose of the Amended Plan is to advance the interests of the Company through the acquisition of shares of the Company (the "Shares") by its directors, officers, employees and others who assist in the conduct and growth of its business ("Participants"). This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Amended Plan is structured to permit option grants to Participants, including Incentive Stock Option grants to employees and employee/directors of the Company or its affiliates in accordance with U.S. federal income tax laws, and provides that the maximum number of Shares reserved for issuance to any one Participant upon the exercise of options shall not exceed 5% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to such reservation for issuance. Under the Amended Plan, the exercise price must be determined by the Board of Directors of the Company and shall not be less than the higher of (i) the Fair Market Value (as defined in the Amended Plan) of the Shares on the date the option is granted and, if the Participant is a Restricted Shareholder (as defined in the Amended
Plan), shall not be less than 110% of the Fair Market Value of the Shares on the date the option is granted, and (ii) the average of the daily high and low board lot trading prices of the Shares on The Toronto Stock Exchange (or, if the Shares are not then listed on such exchange, the American Stock Exchange or such other stock exchange on which the Shares are listed, posted and called for trading) (the "Exchange") over the 10 day period immediately preceding the date of the grant; and (iii) the closing price of the Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors (or if the Shares are not then listed and posted for trading on the Exchange, on such exchange or quotation system upon which the Shares are listed and posted for trading as may be selected by the Board of Directors) or, if the Shares did not trade on the Exchange on such last trading day, the average of the high and low prices in respect of the Shares on the Exchange for the previous five trading days. In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Shares as determined by the Board of Directors in its sole discretion. The shares in respect of which options are granted but expire, terminate or are surrendered unexercised are available for subsequent option grants.

The period during which options may be exercised shall be determined by the Board of Directors, in its discretion, to a maximum of ten years from the date the option is granted, except as the same may be reduced with respect to any option on termination of employment or death of the Participant and except that no Participant who is a Restricted Shareholder may be granted an Incentive Stock Option which is exercisable after the expiration of five years after the date of the grant of the option.

The Amended Plan provides that a Participant may, rather than exercise options which he or she is entitled to exercise, elect in lieu of receiving the Shares to which such Participant would have been entitled on exercise of such options ("Designated Shares"), to receive instead the number of Shares, disregarding fractions which, when multiplied by the fair value per share (which shall be the weighted average trading price of the Shares on the Exchange (or if the Shares are not listed and posted for trading on the Exchange, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as selected by the Board of Directors) during the five (5) days preceding the date of determination) of the Designated Shares, is equal to the product of the number of Designated Shares times the difference between the fair value and the exercise price per share of the Designated Shares.

The Board of Directors in its sole discretion may from time to time appoint a Committee of no less than two members of the Board of Directors to administer the Amended Plan and, subject to, and to the extent required by, applicable law to exercise all of the powers, authority and discretion of the Board of Directors under the Amended Plan and may from time to time remove members from, or add members to, the Committee, and vacancies on the Committee shall be filled by the Board of Directors. The Board of Directors may abolish the Committee at any time or revest in the Board of Directors the administration of the Amended Plan. The Committee shall report to the Board of Directors the names of Participants granted options under the Amended Plan, the number of Shares covered by each such option and the terms and conditions of each such option.

In light of the purpose of the Amended Plan, the Company is of the view that it is appropriate to have approximately 20% of its issued capital reserved for issuance upon the exercise of options granted pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan). As at the date of this Information Circular, there are an aggregate 3,822,746 Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding, such that approximately 20% thereof is 765,950. As there are currently options to purchase 115,950 Class A Multiple Voting Shares and no further options to purchase Class A Multiple Voting Shares may be granted under the Amended Plan, the Company is proposing that the Amended Plan be further amended by decreasing the number of Class A Multiple Voting Shares issuable upon the exercise of options from 196,850 to 115,950 and increasing the number of Class B Subordinate Voting Shares issuable upon the exercise of options from 550,000 to 650,000, subject to adjustment or increase of such number pursuant to Section 2.10 of the Amended Plan.

Two other technical amendments to the Amended Plan are also proposed. To correct a typographical error, it is proposed to delete the word "Common" where it appears before the word "Shares" in Section 2.06 of the Amended Plan so that
Section 2.06 shall read as follows:

      "SECTION 2.06 LAPSED OPTIONS. In the event that options granted under the Plan are surrendered, terminate or expire without being exercised in whole or in part, the Shares reserved for issuance but not purchased under such lapsed options shall be available for subsequent options to be granted under the Plan."

Furthermore, as a consequence of changes under the SECURITIES ACT (Ontario), it is also proposed to delete Section 3.06 (b) of the Amended Plan in its entirety.

Section 2.04 of the Amended Plan entitled "Limits with Respect to Insiders" provides that:

(a) The number of Shares issuable to Insiders pursuant to options granted under the (Amended) Plan, together with Shares issuable to Insiders under any other Share Compensation Arrangement of the Company, shall not:

         (i) exceed 10% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option; or

        (ii) result in the issuance to Insiders, within a one year period, of in excess of 10% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option.

(b) The number of Shares issuable to any Insider and such Insider's Associates pursuant to options granted under the (Amended) Plan, together with Shares issuable to such Insider or such Insider's Associates under any other Share Compensation Arrangement of the Company shall not, within a one year period, exceed 5% of the combined number of Class A Multiple Voting Shares and Class B Subordinate Voting Shares outstanding immediately prior to the grant of any such option.

The term "Insider" is defined in the Amended Plan as having the meaning ascribed to it in the SECURITIES ACT (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company, but the Amended Plan excludes from such definition a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary of the Company and any Associates of an Insider.

In accordance with the terms of the Amended Plan, the proposed amendments to the Amended Plan are subject to the approval of the stock exchanges upon which the Company's Shares are listed or of other regulatory bodies having jurisdiction over the securities of the Company. Furthermore, the rules of The Toronto Stock Exchange (the "TSE") require that any amendment to a stock option plan must be pre-cleared with the TSE and, if there is a proposal to increase the maximum number of shares issuable under the Amended Plan, then such proposal must be approved by a majority of the votes cast, in person or by proxy, at the shareholders meeting. The American Stock Exchange has similar shareholder approval requirements. The rules of the TSE also require, in certain circumstances, shareholder approval by a majority of the votes cast other than respecting securities owned by insiders to whom shares may be issued under the stock option plan or their associates but, because of the limitations set out in
Section 2.04 limits with respect to Insiders of the Amended Plan, insiders and their associates will be permitted to vote on the proposed resolution, provided the resolution is not amended to remove these limitations.

The text of the resolution to be submitted to the shareholders at the Meeting is set forth in Schedule C to this Information Circular.

In the event the proposed amendments to the Amended Plan, or a modified version thereof, are not approved by the requisite vote of shareholders, the proposed amendments to the Amended Plan will not be proceeded with.

The Amended Plan incorporating the proposed further amendments will be available for inspection at the Meeting. The Directors recommend that the members approve the proposed amendments to the Amended Plan.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces. The Company files an Annual Information Form with such securities commissions. Copies of the Company's Annual Information Form, Information Circular and the most recent consolidated and audited financial statements are available on request from the Company's CEO. The Company may charge reasonable fees if the request is made by someone other than a holder of securities in the Company.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

                        APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                "Timothy Gamble"
                                    President

                                  SCHEDULE "A"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                        STATEMENT OF CORPORATE GOVERNANCE

    CORPORATE GOVERNANCE GUIDELINE                           COMMENTS
1.  Board should explicitly assume responsibility for        In accordance with  the Company Act (British Columbia), the business
    stewardship of the Company, and specifically for:        of the Company is managed under the direction of its Board of
                                                             Directors. The Chief Executive Officer (the "CEO") and President make recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with other members of Senior Management. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

    a.     Adoption of a strategic planning process          The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the CEO and President and an assessment of the risks identified.

    b.     Identification of principal risks, and            The Board of Directors' duties include the review implementing risk managing systems of overall business risks and the Company's practices and policies for dealing with these risks.

    c.     Succession planning and monitoring senior         The Compensation Committee reviews, reports and, where appropriate
           management                                        provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior
                                                             Management.

    d.     Communications policy                             It is the duty of each of the Board of Directors, the Audit Committee and the CFO to review and, where required, approve statutory disclosure documents prior to their distribution to shareholders.

                                                             In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer or investor relations consultant for response, consideration or action.
                                                             Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and media regularly on developments

                                                                 2

                                                             in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

    e.     Integrity of internal control and management      The Board of Directors duties include the assessment of the integrity
           information systems                               of the Company's internal controls and information systems. In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2.  Majority of Directors should be unrelated (independent   The Board of Directors is composed of seven persons. Of the seven
    of management and free from conflicting interest) to     Directors, five are "unrelated" under the Guidelines and the two
    the Company and the Company's significant shareholder,   others are Senior Officers of the Company.  The Company does not
    if any. A significant shareholder is defined as "a       presently have any "significant shareholders" as that term is
    shareholder with the ability to exercise a majority      defined in the Guidelines.
    of the votes for the election of the board of
    directors."

3.  The Board is required to disclose, for each Director,    Timothy Gamble: Related. President of the Company.
    whether he is related, and how that conclusion was
    reached.
                                                             W.D. Cameron White: Related. CEO of the Company.

                                                             Stephen Cheikes. Unrelated.

                                                             Vincent Lum. As a nominee of Royal Bank Capital Partners. Unrelated.

                                                             John Derek Douglas. As a nominee of Working Opportunity Fund (EVCC)
                                                             Ltd. Unrelated.

                                                             Donald Steele. As a nominee of Mercantile Bancorp. Unrelated.

                                                             Bud Yorkin. Unrelated.

                                                             Juliet Jones (Nominee): Related. CFO of the Company.

                                                             The Board considers that the only "related directors" are the Directors that are members of management. No other Directors are felt to have any business or other interest that could materially interfere with the
                                                             Directors' ability to act in the best interests of the Company.

                                                                 3

4.  The board of directors of every corporation should       The CEO submits to the Corporate Governance Committee  candidates
    appoint a committee of directors composed exclusively    to fill vacancies on the Board of Directors. If the candidacy is
    of outside, i.e., non-management, directors, a           endorsed by the Corporate Governance Committee, it is then submitted
    majority of whom are unrelated directors, with the       for approval to the Board of  Directors. While there is no formal
    responsibility for proposing to the full board new       process for assessing the Directors on an ongoing  basis, the
    nominees to the board and for assessing directors        Directors feel free to discuss specific situations from time to time
    on an ongoing basis.                                     among themselves and/or with the CEO and if need be, steps are taken to remedy the situation.

                                                             The Corporate Governance Committee is composed of one member of Senior
                                                             Management and two unrelated outside Directors.

5.  Implement a process for assessing the effectiveness      See Item 4 above.
    of the Board, its Committees and individual Directors.

6.  Provide orientation and education programs for new       There are no formal orientation or education programs for new
    Directors.                                               Directors, however new Directors are provided with information and documentation relating to the commercial activities of the Company and the internal organization of the Company. Senior Management and certain of the Directors also meet with potential new Directors. The meetings in which new Directors participate as well as discussions with other
                                                             Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.  Consider reducing size of Board, with a view to          The Board of Directors is of the view that its size and composition
    improving effectiveness.                                 are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.

8.  Board should review compensation of Directors in         The Compensation Committee of the Board of Directors reviews
    light of risks and responsibilities.                     periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.

9.  Committees of the Board should generally be composed     The  Compensation  Committee  is  composed of three
    of outside (non-management) Directors, a majority of     unrelated outside Directors.
    whom are unrelated Directors.
                                                             The Audit Committee is composed of three unrelated outside Directors.

                                                             The Corporate Governance Committee is presently composed of one member of Senior Management and two unrelated outside Directors.

                                       4

10. Board should expressly assume responsibility for,        The Board of Directors is responsible for developing and monitoring the
    or assign to a committee the general responsibility      Company's approach to governance issues and for the Company's response
    for, approach to corporate governance issues.            to the Guidelines.

11. a. Define limits to management's responsibilities by developing mandates for:

           (i)   the Board:                                  The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility which is not delegated to either management or a committee remains with the Board.
                                                             Except where specifically delegated to management, generally, all matters of policy and all actions proposed to be taken which are not ordinary course business require the prior approval of the Board or of a Board Committee to which approval authority has been delegated.

           (ii)  the CEO                                     The corporate objectives which the CEO is responsible for meeting, with the rest of Management placed under his or her supervision, are determined by the strategic plans and the budget as same are approved on an on-going basis by the Company's Board of Directors.

    b.     Board should approve CEO's corporate              See Item 11(ii).
           objectives.

12. Establish procedures to enable the Board to function     While there is no  formal structure in place to ensure that the Board
    independently of management.                             can function independently of Management, the Board of Directors of the
                                                             Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO and/or the President, if the circumstances were to so require.

13. a.     Establish an Audit Committee with a               The roles and responsibilities of the Audit Committee include the
           specifically defined mandate.                     review of the Annual and quarterly financial statements of the Company.
                                                             The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

    b.     All members should be non-management Directors.   The Audit Committee is composed of three outside Directors, all of whom are unrelated to the Company.

14. Implement a system to enable individual Directors        Individual Directors could, if required, retain outside advisors at
    to engage outside advisors, at the Company's expense.    the Company's expense.


                                  SCHEDULE "B"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                         APPROVAL OF PRIVATE PLACEMENTS


"NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms;

         (a) all private placement financings will be carried out by the Company in accordance with the guidelines of The Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual;

         (b) the future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares in the aggregate of the Company; and

         (c) any of the future private placements would be substantially at arm's length and would not materially affect control of the Company.

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."



                                  SCHEDULE "C"

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                         AMENDMENT TO SHARE OPTION PLAN


"NOW THEREFORE BE IT RESOLVED THAT:

1. The Company's Amended Share Option Plan be and the same is hereby amended by :

         (a) deleting the phrase "196,850 Class A Multiple Voting Shares and 550,000 Class B Subordinate Voting Shares" from Section
                  2.03 thereof and substituting in its place the phrase "115,950 Class A Multiple Voting Shares and 650,000 Class B Subordinate Voting Shares";

         (b)      deleting the word "Common" from Section 2.06 thereof;

         (c)      deleting Section 3.06(b) thereof in its entirety.

2. Any one director or officer of the Company be and is hereby authorized and directed to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances and to do all such acts and things as in his opinion may be necessary or desirable to give effect to this resolution."

                       PEACE ARCH ENTERTAINMENT GROUP INC.
                         3rd Floor, 1132 Hamilton Street
                        Vancouver, B.C., Canada, V6B 2S2
                     Tel: (604) 681-9308 Fax: (604) 681-3299

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  PROXY FOR THE 2001 ANNUAL GENERAL MEETING OF
               MEMBERS TO BE HELD ON THURSDAY, 22ND FEBRUARY 2001

The undersigned member of PEACE ARCH ENTERTAINMENT GROUP INC. (hereinafter called the "Company") hereby appoints Timothy Gamble, or failing him, W.D. Cameron White, or ____________________________, as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2001 Annual General Meeting of Members of the Company to be held on Thursday, 22nd February 2001 and at any adjournment thereof and the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:

1.       To appoint KPMG, Chartered Accountants, as Auditors of the Company:                       In favour: ______
                                                                                                Withhold Vote:______

2.       To authorize the directors to fix the remuneration of the Auditors:                        In favour:______
                                                                                                      Against:______

3.       To determine the number of directors at seven (7)                                          In favour:______
                                                                                                      Against:______

4.       (a)      To elect as directors all the persons named in 4(b) below:                        In favour:______
                                                                                                Withhold vote:______
OR

4.       (b)      To elect as a director:

                    Stephen Cheikes                                                             In favour:
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    John Derek Douglas                                                           In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Timothy Gamble                                                               In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Juliet Jones                                                                 In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Vincent Lum                                                                  In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    Donald Steele                                                                In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                    W.D. Cameron White                                                           In favour
                                                                                                            --------
                                                                                             Withhold vote
                                                                                                            --------

                                       2

5.       To pass a resolution authorizing future private placements in
         accordance with The Toronto Stock Exchange guidelines:                                     In Favour:_____
                                                                                                      Against:_____

6.       To pass a resolution amending the Company's Amended Share Option Plan:

                                                                                                    In Favour:_____
                                                                                                      Against:_____

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED HEREBY SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of 2001 Annual General Meeting of Members and the accompanying Information Circular dated 1st January 2001.

If this Form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this ______ day of _________________, 2001.


-----------------------------------
Name (Please Print)                        Number of Shares Held:

-----------------------------------
Address

-----------------------------------        -----------------------------------


-----------------------------------
Signature

                             NOTES TO FORM OF PROXY

1. IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2. This Form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3. This Form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1 or at the Head Office of the Company at #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the meeting or any adjournment thereof.

                                 PEACE ARCH LOGO


                       PEACE ARCH ENTERTAINMENT GROUP INC.


                                  ANNUAL REPORT

                 FOR YEARS ENDED AUGUST 31, 1998, 1999 AND 2000

                          AMERICAN STOCK EXCHANGE - PAE

                      TORONTO STOCK EXCHANGE - PAE.A, PAE.B

Letter to Shareholders

The year 2000 stands as our most significant building year ever. The new millennium saw our company producing more programming at a more sophisticated global level than ever before, though through the happenstance of reporting periods, much of the revenue and profit of these efforts belongs to fiscal year 2001.

Never before have we put together such profitable deals for so much excellent programming, and perhaps even more importantly we attained new levels of savvy, power and control over our destiny. As we have grown and become stronger, we have been able to exercise more control over the ownership, distribution and sale of our programs. We have become much better at structuring our deals and building our program library to build long term value for our company and our shareholders.

In the year 2000 we forged business alliances with several major players, including Global Television (Canada); Telemunchen (Germany); TF1 (France); and PAXTV (US). Joining Disney, USA Networks, Pearson International, MGM, Showtime and Hallmark Entertainment, these relationships help us diversify the markets for our productions globally. Increasingly we are laying foundations that will enable us to shorten our distribution chain for future programming, in order to realize higher profits and, again, increased value for our program library.

Part of our success is due to increasing savvy and sophistication in the international business of show business. Part of our success stems from the high quality of the programming we are producing, and the magic in the names of the many world-class producers, directors and stars who are attracted to our projects. The two go hand in hand.

Innovative use of treaty co-productions has given us remarkable access to the many markets of the European Union. First run syndication greatly enhances the revenue potential of the programs which we conceive, produce, and own. We're able to sign major stars with both North American and International box office appeal, and we're able to retain enough ownership of our properties to ensure that our company benefits significantly from repeat sales and subsequent sales internationally. "Show" and "Business" are intricately linked. We've been succeeding on both ends of that famous phrase, and in show business, nothing succeeds like success.

It's an exciting time at Peace Arch Entertainment. Exciting in terms of the long-term potential for our company and our shareholders, and exciting in terms of the incredibly talented people, the wonderful shows and the fascinating projects that are streaming through our facilities.

It's a very creative time, and it's laying the foundation, for a very rewarding future.

Thanks for being part of it.

Tim Gamble, President                    Cameron White, Chief Executive Officer

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes contained in this annual report.

GENERAL

Peace Arch Entertainment Group Inc. develops, produces and distributes proprietary television programming for world-wide markets. These activities have comprised Peace Arch's core business since 1996 and have accounted for its rapid growth and its profitability. Peace Arch continues to operate its other businesses, which include production activities on a fee for service basis.

Peace Arch operates through several subsidiaries established for each production or series. The costs of production are financed by advances from customers, borrowings under the Company's bank credit facility, contributions from equity participants and working capital. Typically the Company retains rights for its proprietary programming for exploitation in future periods and in additional markets and media.

The Company's continued growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce and market its proprietary programming.

OPERATING RESULTS

Over the past five years, since the Company began taking ownership in its programming, it has enjoyed compound annual revenue growth of 55%, while adding proprietary programming to its library of rights.

Revenue for fiscal 2000 decreased by 31% from revenue in the prior comparable year due to fewer hours of programming being delivered. Revenue for fiscal 1999 increased by 59% from 1998 revenue. As the Company continues to grow it is anticipated that the fluctuation of revenue between reporting periods will decrease.

Earnings before taxes decreased by 54% over the prior comparable year. The reduction in program deliveries resulted in a 17% decrease in earnings before taxes. The remaining decrease in earnings before taxes was due to an adjustment of the Company's estimates for amortization of investment in television programming resulting in a 33% decrease and for amortization of goodwill resulting in a further 4% decrease. Earnings before taxes for fiscal 1999 reflected a 94% increase over fiscal 1998.

($ millions Canadian)                      1998             1999              2000
------------------------------------- ---------------- ----------------- ----------------
Revenue                                    32.5              51.5             35.4
Earnings before taxes                       2.1               4.0              1.8
Net Income                                  1.8               1.9              0.8

REVENUE

During the year ended August 31, 2000 approximately 90% of revenue was derived from the production and distribution of proprietary programming, compared with 92% in 1999 and 86% in 1998. During the year, revenue from proprietary programming declined by 33% due primarily to fewer program deliveries in the first half of the year when the company's deliveries were comprised mainly of its television series, "First Wave". Proprietary programming revenue for the last quarter of fiscal 2000 of $15.8 million was equal to revenue for the first three quarters combined, as the company more than doubled its production activity. The Company continued production of "First Wave" for its third 22-episode season and commenced production of its television series, "The Immortal", which contributed to the increase in revenue towards the end of the year. The Company also commenced production of its new television series, "Big Sound" and three television movies, which will commence delivery in the first half of fiscal 2001.

Due to the timing of North American television seasons and the lead-in time required to produce and deliver programs, revenue for the third fiscal quarter has historically been lower than in other fiscal quarters. Management anticipates that revenue for the first two quarters of fiscal 2001 will reflect significant growth as the Company delivers its back log of programming and will decrease in its third fiscal quarter due to the seasonal nature of its business. Production services revenue, which makes up 8% of total revenue, is expected to continue to decline as the Company focuses on its core business of proprietary television programming.

REVENUE BY ACTIVITY:

($ millions Canadian)                      1998             1999              2000
------------------------------------- ---------------- ----------------- ----------------
Proprietary programming                    28.0             47.3              31.7
Production services                         4.2              3.7               2.8
Other                                       0.3              0.5               0.9

Revenues by Geographic Market:

($ millions Canadian)                      1998             1999              2000
------------------------------------- ---------------- ----------------- ----------------
Canada                                      5.9              7.3               5.3
US                                         10.8             16.1               8.1
Europe                                     15.8             28.1              22.0

AMORTIZATION OF TELEVISION PROGRAMMING

During the year the Company earned a gross margin on its proprietary programming of 17%, compared with 15% for 1999 and 13% for 1998. The increase in margin is due primarily to a change in the product mix of programs delivered during the year. The Company periodically reviews its estimates for future revenue from television programming and adjusts its amortization accordingly. During the year the Company increased amortization expense by $1.4 million due to a change in estimates.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Although revenue for the year ended August 31, 2000 decreased, selling, general and administrative expense increased by 23% due to increased administration expense associated with the Company's expansion in the area of proprietary programming. This increase in activity that occurred throughout the year resulted in a growth in production volume. This growth has begun to be reflected in revenue for the last quarter of the year and will continue into fiscal 2001. In 1999 and 1998 selling, general and administrative expense also increased due to expansion in the area of proprietary programming.

INTEREST EXPENSE

Interest expense of $934,728 is comprised $417,000 of interest on long-term debt and $517,728 of interest on bank indebtedness and other balances. Bank indebtedness relates to the Company's credit facility. Interest on long-term debt relates $256,233 to loans to acquire plant and equipment and $160,767 to other long-term debt. During the last quarter of the year, the Company retired $600,000 of 10% debentures and issued $7.9 million of new debentures that bear interest at 18% before accounting for the deemed debt discount associated with warrants.

Interest expense decreased by 21% from the prior year due to decreases in average balances throughout the year for both bank indebtedness and long-term debt. For fiscal 1999 interest was comprised equally of interest on bank indebtedness and interest on long-term debt.

Interest expense is expected to increase significantly over the next fiscal year due to the Company utilizing its bank credit facility to a greater extent and to the $7.9 million subordinate debt financing that was completed at the end of the current year.

TAXES

At August 31, 2000 the Company had operating losses for tax purposes of $4.9 million which are available for carry forward to future years. The full benefit of these losses has been recognized as a reduction of the Company's income tax liability.

During the year ended August 31, 2000 the Company reported an effective tax rate of 55.6% which is comprised of the corporate statutory income tax rate of 46%, less a 12.1% benefit from the recognition of the Company's remaining tax losses and a 22.1% increase due to non-deductible expenses. The Company's effective tax rate for fiscal 1999 was 52% (1998 - 14.4%) comprised of the statutory income tax rate of 46%, less a 5% benefit from the recognition of the Company's available tax losses and a 12.9% increase due to non-deductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances the capital costs of its proprietary television programming and other cash requirements principally through advances from customers, borrowings under the Company's bank credit facility, contributions from equity participants and working capital. In the past, the Company has also funded its capital requirements through the issuance of shares, warrants and convertible debentures. The Company uses real estate mortgages and leases to finance the acquisition of its production facilities and equipment. Management believes that it can earn sufficient cash flow from operations to meet interest commitments on its debt.

During the year, the Company generated $27.4 million from operations and raised a net $6.4 million through financing activities, due primarily to the issuance of debt. The Company invested $33.7 million of which $31.6 million related to its investment in television programming. During the prior year the Company generated $39.8 million (1998 - $21.5 million) from operations, raised $7.0 million (1998 - $6.9 million) from financing activities relating primarily to the issuance of common shares and invested $44.1 million (1998 - $28.3 million) relating primarily to its investment in proprietary programming.

The Company intends to renew mortgages in the aggregate amount of $3.4 million as they come due during the next fiscal year.

The Company's principal debt funding is through its $25 million bank credit facility. This facility bears interest at a rate equal to the Canadian prime rate plus 1% per annum, with monthly payment of interest only drawn from an interest reserve held by the bank. The facility is secured by refundable tax credits, distribution rights to certain film properties and a general security interest on the assets of the Company. During the year the Company decreased borrowings under its credit facility by $1.1 million, leaving an available balance of $19.2 million at the end of the year.

During the year the Company issued $7.9 million 18-month debentures that bear interest at 18% per annum, 14% which is payable quarterly and the 4% balance which is deferred until maturity. The debenture holders were issued warrants to acquire 210,000 Class A common shares and 27,000 Class B common shares at a price of $5.00 per share, resulting in a deemed debt discount of $331,650. The proceeds of the debentures will be used for working capital to fund production of the Company's proprietary television programming. The debentures are renewable for an additional 18 month term, subject to certain provisions.

Management believes that the Company has adequate resources to meet its current cash requirements and its requirements well into fiscal 2001. If business activities continue to grow at current rates, management anticipates it will have to raise additional capital to meet its cash requirements.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact revenues and earnings from operations. In addition to interest rate risk and credit risk that are referred to in the notes to the consolidated financial statements, there are several other risks specific to the Company and its industry.

BUSINESS RISKS

The business of producing and distributing television programming is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial resources. The Company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.

Results of operations for any period depend on the number of television programs that are delivered. Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. Cash flows may also fluctuate and may not directly correlate with revenue recognition.

Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company's control. These factors may delay or prevent completion of a production. If there are significant cost overruns, the Company may have to seek additional financing to complete the production. Financing on terms acceptable to the Company may not be available. The Company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Revenues derived from the production and distribution of television programming depend primarily upon acceptance by the public, which is difficult to predict. Some or all of the proprietary television programs of the Company may not be commercially successful, resulting in its failure to recoup its investment or realize its anticipated profits.

British Columbia has benefited from a stable labour force. The film and television industry in British Columbia operates under collective agreements with several unions. In the event that one or more of these unions should take strike action, the Company may be unable to hire the required personnel to produce its programming. This could result in a delay or cancellation of production, causing a reduction in revenues and operating profits.

Investments in television programming are amortized against revenues in the ratio that current revenues bear to management's estimate of aggregate anticipated gross revenues for each program. Generally the Company amortizes a minimum of 90% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its recoverable value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings. Although to date the Company has taken no material write-down due to revaluation of its revenue estimates for television programs, no assurance can be provided that a material write-down will not occur.

The Company accounts for its investment in proprietary programming in accordance with US Financial Accounting Standard 53, "FAS 53". The AICPA has issued a statement of position (SOP 00-2) providing guidance on applying GAAP as it relates to accounting by producers and distributors of films for fiscal years beginning after December 15, 2000. Under the new guidelines, there may be changes to the method in which the Company amortizes its investment in television programs. These changes could cause the Company to adjust the carrying value of its investment in television programming, which could result in a write down that may be material.

Although the Company's revenues have decreased from $51.5 million for fiscal 1999 to $35.4 million for fiscal 2000, the Company has undergone rapid production growth in the latter part of the year, which will continue at a minimum for the first half of fiscal 2001. This rapid growth has placed increasing demands on the Company's financial resources, and will continue to do so as the Company pursues its expansion strategy. There is no assurance that the Company will have the liquidity and financial resources to continue at this rate of expansion.

GOVERNMENT INCENTIVES

The BC Film industry has been experiencing a trend of rapid growth. This growth could have a positive effect on the Company's revenues and income from operations. Refundable tax credits and other government incentives are important to the Company's business. If these tax credits and incentives were to be discontinued, the Company may be unable to pursue its growth strategy.

CURRENCY RISK

The Company receives a portion of its revenues from US and international sources in US dollars, while its costs are payable primarily in Canadian dollars. Accordingly, operating results can be affected by fluctuations in the US dollar exchange rate. The Company does not maintain US currency balances in excess of its estimated US payables. In addition, costs may be payable in currencies other than Canadian and US dollars. To date the Company has not entered into agreements for any material hedging instruments.

OUTLOOK

The Company's primary objective is to expand its operations in the development, production and distribution of proprietary programming. During fiscal 2000 the Company expanded its development activities, which was reflected by an increase in production activity late in fiscal 2000 that will continue well into the next fiscal year. The Company will focus on programming that will add long-term library value.

The demand for hours of television programming has been expanding world-wide. Major television networks around the world are faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the Internet. While global advertising dollars are growing, this growth has not kept pace with the fragmentation of the market, resulting in a demand for more cost effective programming. In order to meet market demands, the Company will expand its business to produce lower cost reality and factual programs, continue to take advantage of tax credits and government incentives and focus on programming with global market appeal.

MANAGEMENT REPORT

The consolidated financial statements for Peace Arch Entertainment Group Inc. and the financial information provided in this annual report are the responsibility of management. Management has employed its best judgment in arriving at estimates included in the consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements were reviewed by the Audit Committee and recommended to the Board of Directors for approval. The financial statements are approved by the Board of Directors.

The Company maintains a system of internal controls to safeguard its assets and ensure accurate and complete accounting records.

KPMG, chartered accountants, the auditor for the Company has performed their audit of the consolidated financial statements of the Company and expressed their opinion, which is contained in this annual report.

CAMERON WHITE                                                      JULIET JONES
Chief Executive Officer                                 Chief Financial Officer


AUDITORS' REPORT

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2000 and 1999 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended August 31, 2000 and shareholders' equity as at August 31, 2000 and 1999 to the extent summarized in Note 20 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

KPMG LLP

                           CONSOLIDATED BALANCE SHEETS

As at August 31, 1999 and 2000


(Expressed in thousands of Canadian dollars)

                                                                                   1999               2000
-------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                  $      4,455       $      4,459
Accounts receivable (note 3)                                                     19,901             16,443
Productions in progress                                                           3,446             15,637
Prepaid expenses and deposits                                                       292                882
Investment in television programming (note 4)                                    10,227             15,550
Property and equipment (note 5)                                                   7,079              7,397
Deferred costs                                                                      278              1,049
Goodwill and trademarks (note 6)                                                  3,185              2,913
-------------------------------------------------------------------------------------------------------------
                                                                           $     48,863       $     64,330
-------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness (note 7)                                                 $      6,932       $      5,797
Accounts payable and accrued liabilities                                          6,674             10,095
Deferred revenue                                                                  3,980              8,338
Deferred gain (note 8)                                                              514                233
Deferred credit (note 9)                                                              -              1,090
Future income taxes (note 10)                                                     4,240             11,252
-------------------------------------------------------------------------------------------------------------
                                                                                 23,137             37,265
-------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Share capital (note 12)                                                       32,182             32,378
   Authorized:
     100,000,000 Class A Multiple Voting Shares Issued - 1,387,791 (August 31,
       1999 - 1,517,965)
     100,000,000 Class B Subordinate Voting Shares Issued - 2,434,953 (August
       31, 1999 - 2,267,978)
     25,000,000 Preference Shares, issuable in series;
       Issued - nil
   Other paid-up capital                                                            136                467
   Deficit                                                                       (6,592)            (5,780)
-------------------------------------------------------------------------------------------------------------
                                                                                 25,726             27,065
-------------------------------------------------------------------------------------------------------------
                                                                           $     48,863       $     64,330
=============================================================================================================

Commitments (note 8 and 11)

Tim Gamble                                               Cameron White
Director                                                 Director

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended August 31, 1998, 1999 and 2000


(Expressed in thousands of Canadian dollars except per share information)

                                                                          1998               1999               2000
------------------------------------------------------------------------------------------------------------------------
Revenue                                                           $     32,457        $    51,547        $    35,438

Expenses:
   Amortization of television programming                               23,659             40,296             26,311
   Other costs of production and sales                                   3,577              2,905              2,157
   Depreciation and amortization                                           389                484                809
   Selling, general and administrative                                   2,201              3,049              3,668
   Interest (note 13)                                                      576              1,188                935
------------------------------------------------------------------------------------------------------------------------
                                                                        30,402             47,922             33,880
------------------------------------------------------------------------------------------------------------------------
Earnings from operations before undernoted                               2,055              3,625              1,558

Gain on sale of assets (note 8)                                              -                360                272
------------------------------------------------------------------------------------------------------------------------
                                                                             -                360                272
------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                             2,055              3,985              1,830
Income taxes (note 10)                                                     297              2,132              1,018
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                      $      1,758        $     1,853        $       812
========================================================================================================================
Basic net earnings per common share (note 14)                     $       0.68        $      0.60        $      0.21
========================================================================================================================
Fully diluted earnings per common share (note 14)                 $       0.63        $      0.58        $      0.21
========================================================================================================================



                        CONSOLIDATED STATEMENT OF DEFICIT

For the Years Ended August 31, 1998, 1999 and 2000


(Expressed in thousands of Canadian dollars)

                                                                          1998               1999               2000
------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                        $   (10,203)        $   (8,445)        $   (6,592)

Net earnings (loss) for the year                                        1,758              1,853                812
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                              $    (8,445)        $   (6,592)        $   (5,780)
========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended August 31, 1998, 1999 and 2000


(Expressed in thousands of Canadian dollars)

                                                                          1998               1999               2000
------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings (loss)                                            $      1,758        $     1,853        $       812
   Items not involving cash:
     Depreciation and amortization                                      24,513             40,119             27,120
     Interest on debt discount                                               -                 96                 48
     Future income taxes                                                     -              1,816                629
     Loss (Gain) on sale of assets                                           -              (361)                290
     Other                                                                  19                  7                  -
   Changes in non-cash operating working capital (note 15)              (4,817)            (3,759)            (1,544)
------------------------------------------------------------------------------------------------------------------------
                                                                        21,473             39,771             27,355
------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Investment in television programming                                (27,698)           (44,231)           (31,599)
   Increase in deferred costs                                                -               (243)              (998)
   Increase in goodwill and trademarks                                       -                (12)               (39)
   Property and equipment acquired                                        (633)              (270)              (589)
   Acquisition of assets (note 9)                                            -                  -               (477)
------------------------------------------------------------------------------------------------------------------------
                                                                       (28,331)           (44,130)           (33,702)
------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Issue of common shares, net                                           4,875              4,177                191
   Increase (repayments) in loans due to directors and
     shareholders                                                          378               (386)               350
   Increase (decrease) in bank indebtedness                              1,704              4,282             (1,135)
   Increase in debt                                                      1,737              1,200              7,817
   Repayment of debt                                                    (1,704)            (2,335)              (872)
------------------------------------------------------------------------------------------------------------------------
                                                                         6,990              6,938              6,351
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           132              2,579                  4
Cash and cash equivalents, beginning of year                             1,744              1,876              4,455
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $      1,876        $     4,455        $     4,459
========================================================================================================================

Supplementary information:
   Interest paid (net of amounts capitalized)                     $        543        $     1,142        $       787
   Income taxes paid                                                         -                 12                505
   Non-cash transactions:
     Property acquired through increase in long-term debt                4,100                  -                  -
     Property sold through decrease in long-term debt and
       increase in accounts receivable (note 8)                              -              2,467                  -

   Value assigned to common shares issued:
     For acquisition of Peace Arch Productions Inc. (note 6)             1,980                803                  -

The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1. OPERATIONS

Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.


2.       SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of Presentation

                  The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 20, comply, in all material respects, with generally accepted accounting principles in the United States. In particular, the Company's accounting policies are in accordance with industry guidance in the United States as set out in Statement of Financial Accounting Standards No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" ("SFAS 53").

                  These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated. In accordance with the provisions of SFAS 53, the Company has elected to present an unclassified balance sheet.

(b)      Revenue Recognition

                  (i) Revenues from television programming are recognized when the license period has commenced, the program has been delivered and other conditions as specified in the respective agreements have been met.

                  (ii) Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

                  (iii) Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

(c)      Cash Equivalents

                  Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

(d)      Productions in Progress

                  Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated net realizeable value.

(e)      Investment in Television Programming

                  Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights.

                  The Company records amortization based on the ratio that current revenues bear to expected total gross revenues for a program. Investment in television programming is recorded at the lower of unamortized cost and net realizable value, determined on an individual program basis. The Company amortizes substantially all of its production costs over a five-year period.

(f)      Property and Equipment

                  Property and equipment are stated at cost and depreciated on the following basis:

Buildings.............................................      5% declining balance
Computes, furniture and equipment.....................     20% declining balance
Production equipment..................................     20% declining balance
Other.................................................  2 - 5 year straight line

        Equipment under capital lease is amortized using the above rates.

(g)      Deferred Costs

Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered.

(h)      Goodwill

Goodwill is recorded at cost and until August 31, 1999 was amortized on a straight line basis over 20 years. Effective September 1, 1999 the Company changed its estimate to record amortization on a straight-line basis over a remaining life of 10 years. The effect of this change in accounting estimate which has been applied prospectively, is a reduction in net earnings for the current year of $141,130 or $0.04 per common share. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

(i)      Government Assistance

The Company has access to several government programs that are designed to assist film and television production in Canada. Amounts received in respect of government programs are recorded as revenue in accordance with the Company's revenue recognition policy for completed film and television programs. Refundable tax credits are recorded as described in note 2(e).

(j)      Income Taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)      Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each year presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

(Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(l)      Comparative Figures

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

(m)      Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. Investment in television programming, productions in progress and goodwill are asset accounts that require significant use of management estimates to determine recoverability.

3.       ACCOUNTS RECEIVABLE

                                                                                      1999                   2000
------------------------------------------------------------------------------------------------------------------------
Trade receivables                                                              $     4,284           $      6,011
Tax credits receivable                                                              14,724                 10,207
Income taxes recoverable                                                                76                    225
Short-term note (note 8)                                                               817                      -
------------------------------------------------------------------------------------------------------------------------
                                                                               $    19,901           $     16,443
========================================================================================================================

         Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 2(e). During the year, tax credits aggregating $7,814,639 were recorded (1999 - $10,830,223).

4        INVESTMENT IN TELEVISION PROGRAMMING

                                                      1999                                    2000
------------------------------------------------------------------------------------------------------------------------
                                                              ACCUMULATED                             ACCUMULATED
                                                COST         AMORTIZATION                COST        AMORTIZATION
------------------------------------------------------------------------------------------------------------------------
Television Movies                         $    6,065          $     5,860         $     6,895         $     5,973
Television Series                             83,056               73,034             113,864              99,236
------------------------------------------------------------------------------------------------------------------------
                                              89,121               78,894             120,759             105,209
------------------------------------------------------------------------------------------------------------------------
Net book value                                                $    10,227                             $    15,550
------------------------------------------------------------------------------------------------------------------------


5. PROPERTY AND EQUIPMENT

                                                      1999                                    2000
------------------------------------------------------------------------------------------------------------------------
                                                              ACCUMULATED                             ACCUMULATED
                                                COST         AMORTIZATION                COST        AMORTIZATION
------------------------------------------------------------------------------------------------------------------------
Land                                      $    5,203          $         -         $     5,203         $         -
Buildings                                      1,532                  409               1,286                 182
Computers, furniture and equipment               386                  253                 413                 270
Production equipment                           1,101                  527               1,350                 679
Equipment under capital lease                     57                   20                 325                  54
Other                                             23                   14                  29                  24
------------------------------------------------------------------------------------------------------------------------
                                               8,302                1,223               8,606               1,209
------------------------------------------------------------------------------------------------------------------------
                                                              $     7,079                             $     7,397
========================================================================================================================

6. GOODWILL AND TRADEMARKS

Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised of 50% Class A shares and 50% Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

The Company records additional goodwill at the time the performance shares are releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining shares were released from escrow.

As at August 31, 2000, accumulated amortization of goodwill amounted to $534,777 (August 31, 1999 - $224,020).


7. BANK INDEBTEDNESS

Bank indebtedness is drawn under a credit facility of up to $25 million for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 2000, the prime rate was 7.5% (August 31, 1999 - 6.25%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.


8. DEFERRED GAIN

In August 1999, the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum. The principal was due and repaid in the current year. The Company continues to occupy the property through a lease arrangement, with an option to terminate after two years. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, was realized in 1999. The remaining amount of $513,493 was deferred and is being amortized over the two year minimum lease term.

The Company is obligated under the lease arrangement to pay $287,460 rent and operating costs in 2001.

9. ACQUISITION OF MVP MOVIE VISTA PRODUCTIONS INC.

Effective August 31, 2000, the Company acquired 100% of the issued and outstanding shares of MVP Movie Vista Productions Inc. for cash consideration of $476,975. Assets acquired include film rights and future income tax assets valued at $1,566,762. The excess of the value assigned to the acquired assets over the consideration paid is recorded as a deferred credit and will be amortized in proportion to the realization of the tax benefit acquired.

10. FUTURE INCOME TAXES

           Temporary differences give rise to the following future tax assets and liabilities at August 31:

                                                                               1999                          2000
------------------------------------------------------------------------------------------------------------------------
FUTURE INCOME TAX ASSETS:
Property and Equipment                                                 $        278                  $         64
Share issue costs                                                               704                           503
Deferred gain                                                                   175                            80
Other                                                                            54                            75
Losses available for future periods                                             580                         2,227
------------------------------------------------------------------------------------------------------------------------
Gross future tax assets                                                       1,791                         2,949
Valuation allowance                                                               -                             -
------------------------------------------------------------------------------------------------------------------------
Net future income tax assets                                                  1,791                         2,949


FUTURE INCOME TAX LIABILITIES:
Property and equipment                                                            -                          (156)
Investment in television programming                                         (2,539)                       (3,210)
Other                                                                           (49)                          (43)
------------------------------------------------------------------------------------------------------------------------
                                                                       $       (797)                 $       (460)
------------------------------------------------------------------------------------------------------------------------

    The Company's losses expire as follows:

                   2001                                                 $           30
                   2002                                                            689
                   2003                                                            265
                   2004                                                            390
                   2005                                                            919
                   2006                                                          1,358
                   2007                                                          1,233
                                                                        --------------
                                                                        $        4,884
                                                                        ==============

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

                                                                       YEARS ENDED AUGUST 31,
                                                                       1998    1999     2000
         Corporate statutory income tax rate                           45.6%   45.6%    45.6%
         Add (deduct) the effect of:
         Utilization of previously unrecognized tax losses            (35.1)   (5.0)   (12.1)
         Expenses not deductible for income tax purposes                3.9    12.9     22.1
         Effective tax rate                                            14.4%   53.5%    55.6%


11. DEBT

                                                                                             1999               2000
    --------------------------------------------------------------------------------------------------------------------
        (i)  Mortgage due May 1, 2001 bearing interest at 7.2% per annum with          $      927          $     897
             aggregate monthly payments of principal and interest of $9, secured by a first mortgage on property

       (ii)  Mortgage due March 1, 2001 bearing interest at 6.95% per annum with            2,641          $   2,519
             aggregate monthly payments of principal and interest of $25, secured by a first mortgage on property

      (iii)  Loans to purchase equipment, bearing interest at an average annual                90                 14
             rate of the bank rate plus 2.0% secured by the equipment acquired.

       (iv)  Debentures having a face value of $7,900 (recorded net of $322 deemed                             7,578
             debt discount) bearing interest at 14% per annum, payable quarterly, and 4% interest compounded quarterly, payable at maturity. The debt is secured by a charge on the assets of the Company, and due Feb 16,
             2002. With the consent of the Lender, up to 75% of the principal may be extended for a further 18 months (note 12(c)).

        (v)  Debentures having a face value of $600 (recorded net of deemed debt              560                  -
             discount of $40) bearing interest at 10% per annum, payable quarterly, secured by a charge on the assets of the Company, and due
             October 21, 2000.

       (vi)  Capital leases to purchase equipment, bearing interest from 7.2 to                22                244
             10.2% per annum, secured by the equipment acquired.
    --------------------------------------------------------------------------------------------------------------------

                                                                                       $    4,240          $  11,252
    --------------------------------------------------------------------------------------------------------------------

Of the $7,900,000 debt issued (note 11(iv)), $350,000 was to related parties. Included with the issuance were warrants to purchase 210,000 Class A and 27,000 Class B shares at an exercise price of $5.00 per share (note 12(c)). A value of $331,650 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $322,434.

         Also in connection with the debt issue, the Company agreed to grant, in the event of an extension at February 16, 2002, warrants to purchase 105,000 Class A shares and 13,500 Class B shares at an exercise price of $5.00 per share.

         Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

2001                                                                                                 $    3,291
2002                                                                                                      7,881
2003                                                                                                         80
2004                                                                                                          -
2005                                                                                                          -
----------------------------------------------------------------------------------------------------------------

                                                                                                     $   11,252
================================================================================================================

12. SHARE CAPITAL

         (a)      Issued

In 1999, every five common shares were consolidated and reclassified into one Class A Multiple Voting share and one Class B Subordinate Voting share. Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements has been restated to reflect the share consolidation and reclassification.

                                             CLASS A                           CLASS B
                                  NUMBER OF              AMOUNT       NUMBER OF            AMOUNT           TOTAL
                                    SHARES                             SHARES                               AMOUNT
------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1997           1,251,648        $     9,661       1,251,660       $     9,662        $    19,232

Change during the years:
Issued for cash                      268,817              2,513         268,818             2,514              5,027
Performance shares returned to
treasury                              (7,500)                 -          (7,500)                 -                 -
Performance shares released
from escrow (note 6)                       -                990               -               990              1,980
Less share issue costs                     -                (76)              -               (76)              (152)
------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1998           1,512,965             13,088       1,512,978            13,090             26,178

Change during the year:
Tax recovery, prior year share
issue costs                                -                168               -               168                336
Performance shares released
from escrow (note 6)                       -                390               -               413                803
Issued for cash                        5,000                 37           5,000                37                 74
Issued for cash, pursuant to
public offering                            -                  -         750,000             5,601              5,601
Less share issue costs, net of
tax benefits                               -                 (1)              -              (809)              (810)
------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1999           1,517,965             13,682       2,267,978            18,500             32,182

Change during the year
Issued for cash                            -                  -          36,800               202                202
Converted                           (130,174)            (1,173)        130,175             1,173                  -
Less share issue costs, net of
 tax benefit                               -                 29               -               (35)                (6)
------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 2000           1,387,791        $    12,538       2,434,953       $    19,840        $    32,378
========================================================================================================================

         Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

(b)               Options

                  For each of the periods presented, the following stock options were outstanding. For the years 1998 and 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares.

EXPIRY DATE                     EXERCISE PRICE              1998             1999                    2000
                                PER SHARE                                                   CLASS A           CLASS B
------------------------------------------------------------------------------------------------------------------------
January 24, 2001                   $     11.20             1,350              750               375               375
March 29, 2001                           14.00            47,000           47,000            13,500            13,500
May 9, 2001                              19.40             1,000            1,000               500               500
October 15, 2001                         13.50            49,500           47,950            23,525            23,525
June 2, 2002                             13.00            39,600           35,000            16,450            16,450
August 26, 2002                          10.25             6,000                -                 -                 -
January 13, 2003                          5.50                 -                -                 -           130,320
February 2, 2003                       US 5.00                 -                -                 -            76,000
February 2, 2003                       US 6.00                 -                -                 -            10,000
February 2, 2003                       US 7.00                 -                -                 -            10,000
March 23, 2003                            9.50           158,200          130,000            53,500            53,500
July 27, 2003                             5.00                 -                -                 -            53,500
November 19, 2003                         7.50                 -           14,000             3,600             3,600
February 1, 2004                         11.25                 -            1,000                 -                 -
February 16, 2004                         9.50                 -           40,000            15,000            15,000
------------------------------------------------------------------------------------------------------------------------
                                                         302,650          316,700           126,450           406,270
========================================================================================================================

                                                            1998             1999                    2000
                                                                                            CLASS A           CLASS B
------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                               184,675          302,650           158,350           158,350
Granted                                                  152,200           65,000                 -           346,570
Exercised                                                   (875)         (11,000)                -           (36,800)
Expired or cancelled                                     (33,400)         (39,950)          (31,900)          (61,850)
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                     302,650          316,700           126,450           406,270
========================================================================================================================

Stock options have exercise prices based on market prices at the date of grant and vest over a period that does not exceed two and one-half years.

(c)               Warrants

                  In 1999, 750,000 Class B shares were issued by way of public offering. In connection with the public offering, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year except to officers of the underwriter and any successors to the underwriter.

In connection with the debentures issued during the year (note 11(iv)), the Company issued share purchase warrants to purchase an aggregate of 210,000 Class A shares and 27,000 Class B shares, all at an exercise price of $5 per share, exercisable for a period of 42 months from August 16, 2000. The Company agreed to grant additional warrants to purchase 105,000 Class A shares and 13,500 Class B shares, at an exercise price of $5 per share, in the event that an extension is granted at maturity. In the event of an extension, the warrants will expire February 16, 2004.

For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. For the years 1998 and 1999, the number of shares shown in the following table represent 1/2 Class A shares and 1/2 Class B shares:

EXPIRY DATE                     EXERCISE PRICE              1998             1999                    2000
                                PER SHARE                                                   CLASS A           CLASS B
------------------------------------------------------------------------------------------------------------------------
March 31, 1999                   $    6.25               267,000               -                 -                 -
October 21, 2000                      6.25                     -         100,000            50,000            50,000
February 16, 2004                     5.00                     -               -           210,000            27,000
August 3, 2004                      US 6.75                    -               -                 -            75,000
------------------------------------------------------------------------------------------------------------------------

                                                         267,000         100,000           260,000           152,000
========================================================================================================================

(d)      Dividends

                  Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

13.      INTEREST EXPENSE

                                             YEARS ENDED AUGUST 31,
                                    1998            1999              2000
         Interest expense:
           Long-term debt           $ 447           $   727           $  417
           Other                      129               461              518
           Interest capitalized        32               240               82


14.      NET EARNINGS PER COMMON SHARE

                  Net earnings per common share has been calculated by dividing into earnings the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation and reclassification on July 20, 1999 (note 12(a)). The weighted average number of shares outstanding for each of the years presented is as follows:

                                               YEARS ENDED AUGUST 31,
                                    1998                      1999                      2000
         Basic                      2,602,742                 3,083,121                 3,806,292
         Diluted                    3,124,007                 3,473,357                 3,806,292

15.      CHANGES IN NON-CASH OPERATING WORKING CAPITAL

                                                                                 YEARS ENDED AUGUST 31,

                                                                       1998                 1999                  2000
------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                              $     (5,436)        $     (8,848)        $       3,458
Productions in progress                                                (8,044)               8,460               (12,191)
Prepaid expenses and deposits                                            (186)                  75                  (590)
Accounts payable and accrued liabilities                                2,309                3,343                 3,421
Deferred revenue                                                        6,540               (6,789)                4,358
------------------------------------------------------------------------------------------------------------------------
                                                                 $     (4,817)        $     (3,759)        $      (1,544)
========================================================================================================================

16.      GOVERNMENT ASSISTANCE

                  Deferred revenue includes $1,369,471 in production assistance and $100,000 in equity participation obtained from the government during the year (1999 - nil). The production assistance is not repayable and the equity participation is repayable from distribution revenues in respect of which the financing was made. Refer to note 2(i).

17.      RELATED PARTY TRANSACTIONS

                  During the year, the Company transferred certain real estate development rights to officers of the Company in exchange for cash consideration of $125,000. This transaction was recorded at the exchange amount agreed to by the parties.

                  Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

                                                                                    YEARS ENDED AUGUST 31,
                                                                                  1998          1999        2000
                  Production fees paid to a director of the Company             $   1,285    $   1,956         -
                  Consulting fees paid to companies owned by officers
                    and directors of the Company.                               $     120    $      70         -

18.      FINANCIAL INSTRUMENTS

                  (a)      Fair Values

As at August 31, 2000, 1999 and 1998, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 2000, the fair value of tax credits receivable is estimated to be $9,638,185 (August 31, 1999 - $14,080,764).

Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

                  (b)      Concentration of Credit Risk

Although all of its revenue is generated from production in Canada, the Company derived over 84% (1999 - 85%) of its revenues from export sales to the U.S. and Europe. In the year ended August 31, 2000, one customer represented 48%, a second represented 21%, a third represented 13%, and a fourth represented 7% of total revenues. In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each and a third customer represented 14% of total revenues. In the year ended August 31, 1998, one of these customers represented 32%, two customers represented approximately 20% each and a fourth customer represented 11% of total revenues.

On August 31, 2000, approximately 62% (1999 - 74%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

                  (c)      Currency Risk

During the year ended August 31, 2000 the Company derived approximately 41% (1999 - 74%) of its revenues in U.S. funds. The Company estimates its obligations payable in $US funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company did not use derivative instruments to reduce its exposure to foreign currency risk.

                  (d)      Interest Rate Risk

The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 7 and 11.

19.      SEGMENTED INFORMATION

                  The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 18(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

                                         Production     Proprietary
                                         Services       Programming       Other            Total
1998

Revenue                             $    4,178       $     27,945       $    334         $     32,457
Gross profits                            1,075              3,727            419                5,221
Total assets                             1,203             37,791          3,193               42,187

1999

Revenue                             $    3,765       $     47,298       $    484         $     51,547
Gross profits                            1,220              6,972            154                8,346
Total assets                             1,597             45,628          1,638               48,863

2000

Revenue                             $    2,853       $     31,723       $    862         $     35,438
Gross profits                              696              5,412            862                6,970
Total assets                             1,553             62,668            109               64,330

Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

In 2000, revenues from other business include interest earned on short-term investments and tax credits. In 1998 and 1999 revenues from other business were mainly attributable to the rental of production assets.

20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material differences to these consolidated financial statements are as follows:

                  (a)      Earnings Per Share:

Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings per share prior to release under certain limited circumstances (see note 6).

In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

The effect of these items would be to reduce the weighted average number of shares outstanding to:

                                         YEARS ENDED AUGUST 31,
                         1998                      1999                      2000
Basic                    2,303,988                 2,935,202                 3,794,714
Diluted                  2,303,988                 2,954,319                 3,808,430

(b)               Application of US GAAP:

         (i) As discussed in note 6, effective September 1, 1996, the Company issued 350,000 performance shares on the acquisition of Peace Arch Productions Inc. In the year ended August 31, 1998, and prior to the release of 200,000 shares from escrow, the holder of the performance shares transferred, within escrow, 160,000 performance shares to three officers of the Company. The 160,000 shares were transferred subject to the terms and conditions of the escrow agreement for their initial value of $0.10 per share. In the year ended August 31, 1999, the balance of the performance shares was recorded as described in note 6.

                Upon transfer, for US GAAP purposes, the excess of the market value over the transfer price is charged against income as compensation expense.

         (ii) As described in note 8, for Canadian accounting purposes, the Company has recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized in the current year due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

                The effect of these differences on net earnings (loss) and earnings (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

                                                                       YEARS ENDED AUGUST 31,
                                                              1998              1999             2000
                  Net earnings (loss), Canadian GAAP:         $   1,758         $   1,853        $    812
                  Compensatory value of transferred shares       (1,224)             -                 -
                  Gain on sale of asset, net of income tax         -                 (187)            187

                  Net earnings (loss), US GAAP                $     534         $   1,666        $    999

                  Net earnings (loss) per share, US GAAP:
                  Basic                                       $    0.23         $    0.56        $   0.26
                  DiIuted                                     $    0.23         $    0.56        $   0.26

         Under US GAAP, total assets and shareholders' equity would be:

                                                                       YEARS ENDED AUGUST 31,
                                                              1998              1999             2000
                  Total assets                                $  42,187         $  51,330        $ 64,330
                  Shareholders' equity                           17,773            25,539          27,065

(c)               Stock-Based Compensation

                  As described in Note 12(b), the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.

                 Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplementary pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

                  The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates are:

                                                               YEARS ENDED AUGUST 31,
                                                     1998              1999             2000
         Volatility %                                22                43               57
         Risk free interest rate %                   5.11              4.86             6.38

                  Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

                                                                                 YEARS ENDED AUGUST 31,

                                                                            1998             1999              1999
--------------------------------------------------------------------------------------------------------------------
Earnings (loss), US GAAP                                             $       534       $    1,666       $       999
Stock compensation expense                                                  (490)            (403)             (753)
--------------------------------------------------------------------------------------------------------------------
Pro forma earnings (loss), US GAAP                                   $        44       $    1,263       $       246
====================================================================================================================
Pro forma basic earnings (loss) per share, US GAAP                   $      0.02       $     0.43       $      0.06

(d)               Supplementary Information - Allowance for Doubtful Accounts:

                  Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

                                                                       YEARS ENDED AUGUST 31,
                                                              1998              1999             2000
         Balance, beginning of period                $         169     $       316      $        304
         Charges to expenses:
                  Expensed                                     147              37                25
                  Recovered/Written-off                          -             (49)             (263)
         ---------------------------------------------------------------------------------------------

         Balance, end of Period                      $         316     $       304      $         66
         ---------------------------------------------------------------------------------------------

(e)               New Accounting Standards

                  In June 2000, the United States Financial Accounting Standards Board issued Statement of Position 00-2, which provides guidance on generally accepted accounting principles to all producers or distributors that own or hold rights to distribute or exploit films. The new standard is effective for financial statements for fiscal years beginning after December 15, 2000. The Company has not yet determined the impact the adoption of SOP-2 will have on its financial statements.

Corporate Information


Board of Directors and Officers

W.D. Cameron White, Chief Executive Officer & Director
Timothy Gamble, President & Director
Juliet Jones, Chief Financial Officer & Secretary
Stephen Cheikes, Director
Derek Douglas, Director*
Vincent Lum, Director*
Donald Steele, Director*
Bud Yorkin, Director
*Member of the Audit Committee

Corporate Office

Suite 302 - 1132 Hamilton Street
Vancouver, British Columbia
Canada  V6B 2S2
Phone:  (604) 681-9308
Fax:  (604) 681-3299
E-mail:  investorrelations@peacearch.net

Registrar and Transfer Agent

CIBC Mellon Trust Company
Phone:  (604) 891-3025
Toll free:  (800) 387-0825

Auditor

KPMG Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada  V7Y 1K3

Shares Listed

TSE:  PAE.A, PAE.B
AMEX:  PAE

                                   RETURN CARD





Dear Shareholder:


If you wish to have your name put on the Supplemental Mailing List of PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company"), such that you shall be mailed copies of the Company's interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company's registrar and transfer agent, CIBC Mellon Trust Company, whose address is 1600, 1066 West Hastings Street, Vancouver, B.C., Canada, V6E 3X1.



NAME: (PLEASE PRINT)
                                      ------------------------------------------


ADDRESS:
                                      ------------------------------------------



                                      ------------------------------------------

NUMBER AND CLASS OF VOTING
SECURITIES HELD:
                                      ------------------------------------------



SIGNATURE:
                                      ------------------------------------------

                              STATUTORY DECLARATION


Pursuant to the mail out of the Company's 2001 Annual General Meeting mail out, this is to advise that:

1. I did, on the 19th day of January, 2001, deliver by first class ordinary mail to each common shareholder of the Company at his or her address as it appears on the Share Register of the Company and to the regulatory authorities and have distributed to the Intermediaries and Service Companies in accordance with National Policy 41, the following documents:

         (a)      Notice of Annual General Meeting;

         (b)      Information Circular;

         (c)      Proxy;

         (d)      Return Card;

         (e)      2000 Annual Report;

         (f)      Return Envelope.

         copies of which are attached hereto.

2. I mailed the above-mentioned documents as aforesaid by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 19th day of January, 2001.


PEACE ARCH ENTERTAINMENT GROUP INC.




Per:              KERI BOSCH
         ----------------------------------
         Keri Bosch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PEACE ARCH ENTERTAINMENT GROUP INC.
                                             -----------------------------------
                                                       (Registrant)

Date  JANUARY 23rd, 2001                  By /s/ W.D. CAMERON WHITE
      -------------------------------        -----------------------------------
                                                       (Signature)*
                                             W.D. Cameron White, CEO
-------------------------------------
*Print the name and title under the
   signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.